Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2024

Financial Highlights

For the three months ended March 31, 2024 (“Q1 2024”), KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

●	Generated total revenues of $76.6 million, operating income of $19.7 million and net income of $7.4 million.

●	Generated Adjusted EBITDA[1] of $47.5 million

●	Reported $55.2 million in available liquidity at March 31, 2024, which was comprised of cash and cash equivalents of $50.2 million and undrawn revolving credit facility capacity of $5.0 million.

Other Partnership Highlights and Events

●	Fleet operated with 97.6% utilization for scheduled operations in Q1 2024.

●	On April 16, 2024, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to Q1 2024, which was paid on May 9, 2024, to all common unitholders of record on April 29, 2024. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q1 2024 in an aggregate amount of $1.7 million.

●	On December 15, 2023, the Partnership received the Dan Cisne back via redelivery, following expiry of its bareboat charter party to Transpetro. The Dan Cisne is being assessed for shuttle tanker operation in the North Sea and is, in the interim, being deployed on short-term conventional tanker contracts.

●	On January 2, 2024, the rolling monthly time charter contracts at a reduced rate with Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) were extended to January 2025 for the Hilda Knutsen and the Torill Knutsen. The time charter contract with Knutsen NYK for Bodil Knutsen was extended through to March 2024, at which point it was terminated as anticipated to facilitate delivery to Equinor on March 27, 2024.

●	On January 9, 2024, an extension to the existing bareboat charter party for the Dan Sabia was signed with Transpetro, extending the vessel’s fixed employment to early June 2024.

●	On January 28, 2024, the Torill Knutsen experienced a broken generator rotor, which limits the range of client facilities this vessel is able to serve. Under its loss of hire insurance policies, the Partnership will be compensated by insurance for the extent to which, as a consequence of this breakage, the Torill Knutsen’s earnings fall short of a contractual hire rate, commencing 14 days after the date of the breakage. The Partnership expects the supply of necessary components, and thereafter completion of the repair, to occur late in the second quarter or early in the third quarter of 2024. The Partnership also expects that the repair cost will be covered by insurance, in excess of a deductible of $150,000.

●	On March 16, 2024 the Vigdis Knutsen was delivered to Shell to commence on a three-year time charter.

●	On March 22, 2024, TotalEnergies exercised its option to extend its charter for the Anna Knutsen to April 2026.

●	On March 28, 2024 the Ingrid Knutsen was redelivered from Altera, following which she worked temporarily in the conventional tanker market. On April 22, 2024, the Ingrid Knutsen began operating under a rolling monthly time charter with Knutsen NYK at a reduced charter rate, to expire upon her delivery to Eni in October 2024.

●	On April 17, 2024 a time charter for the Carmen Knutsen was executed with an oil major, to commence Q1 2026 for a fixed period of four years plus a charterer’s option for one additional year.

●

On April 12, 2024, an agreement was reached with Eni, on terms no less favourable to the Partnership than applied previously, to delay delivery of Ingrid Knutsen until October 2024 for a time charter for a fixed period of two years plus two charterer’s options each of one year. On the same date, a time charter commencing Q4 2024 was agreed with Eni in respect of the Torill Knutsen for a fixed period of three years plus three charterer’s options each of one year.

●	On April 5, 2024, Knutsen Shuttle Tankers 14 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan facility with DNB. The new facility will replace the facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, which is secured by the Hilda Knutsen and due to be repaid in May 2024 with a balloon payment of $58.5 million. This refinancing is anticipated to close shortly, following completion of customary closing conditions.

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q1 2024, marked by safe operation at over 97% fleet utilization, along with consistent revenue and operating income.

Including those contracts signed since March 31, 2024, we now have 88% of charter coverage for 2024 from fixed contracts, which rises to 93% if charterers’ options are exercised. Having executed a number of new contracts, we remain focused on filling the remaining gaps in our charter portfolio.

In Brazil, the main offshore oil market where we operate, the outlook is continuing to improve, with robust demand and increasing charter rates. Driven by Petrobras’ continued high production levels and FPSO start-ups in the pre-salt fields that rely upon shuttle tankers, we believe the world’s biggest shuttle tanker market is tightening materially. Our secondary geography, in the North Sea, is taking longer to re-balance, where we look forward to the long-anticipated start-up of the Johan Castberg FPSO scheduled for the latter part of this year.

We are aware that Knutsen NYK has ordered three new shuttle tankers to be chartered to Petrobras with delivery over 2026-2027; and we note reports of another operator ordering three new shuttle tankers, with delivery by early 2027. We anticipate that all these new orders are backed by charters to clients in Brazil, and see this as a sign of confidence in the medium-long term demand for the global shuttle tanker fleet. These new orders bring anticipated deliveries to a total of eleven within the coming three years. While delivery of these orders will add to the supply of vessels into the global shuttle tanker fleet, we continue to believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth in the coming years, particularly as increasing numbers of shuttle tankers reach or exceed typical retirement age.

As the largest owner and operator of shuttle tankers (together with our sponsor, Knutsen NYK), we believe we are well positioned to benefit from such an improving charter market. We remain focused on generating certainty and stability of cashflows from long-term employment with high quality counterparties, and are confident that continued operational performance and execution of our strategy can create unitholder value in the quarters and years ahead.”

Financial Results Overview

Results for Q1 2024 (compared to those for the three months ended December 31, 2023 (“Q4 2023”)) included:

•	Revenues of $76.6 million in Q1 2024 ($73.0 million in Q4 2023), with the increase due to revenues related to spot voyages performed in Q1.

•	Vessel operating expenses of $25.9 million in Q1 2024 ($25.5 million in Q4 2023), with the increase due to higher port expenses and IT related costs.

•	Depreciation of $27.7 million in Q1 2024 ($27.6 million in Q4 2023).

•	General and administrative expenses of $1.6 million in Q1 2024 ($1.6 million in Q4 2023).

•	Operating income consequently of $19.7 million in Q1 2024 ($18.1 million in Q4 2023).

•	Interest expense of $17.5 million in Q1 2024 ($18.1 million in Q4 2023) with the decrease due to outstanding debt decreasing and lower interest rates.

•	Realized and unrealized gain on derivative instruments of $5.0 million in Q1 2024 (loss of $4.8 million in Q4 2023), including unrealized gain (i.e. non-cash) elements of $0.9 million in Q1 2024 (loss of $8.9 million in Q4 2023).

•	Net income consequently of $7.4 million in Q1 2024 (net loss of $5.3 million in Q4 2023).

By comparison with the three months ended March 31, 2023 (“Q1 2023”), results for Q1 2024 included:

•	an increase of $2.0 million in operating income (to $19.7 million in Q1 2024 from $17.7 million in Q1 2023), driven primarily by higher time charter and bareboat revenues partly offset by higher vessel operating expenses;

•	a decrease of $7.1 million in finance expense (to finance expense of $12.1 million in Q1 2024 from finance expense of $19.2 million in Q1 2023), due to lower interest rates; and

•	an increase of $8.7 million in net income (to a net income of $7.4 million in Q1 2024 from a net loss of $1.3 million in Q1 2023).

Financing and Liquidity

As of March 31, 2024, the Partnership had $55.2 million in available liquidity, which was comprised of cash and cash equivalents of $50.2 million and $5.0 million of capacity under one of the revolving credit facilities. The Partnership’s revolving credit facilities mature between August 2025 and November 2025.

The Partnership’s total interest-bearing obligations outstanding as of March 31, 2024 were $925.3 million ($919.6 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during Q1 2024 was approximately 2.28% over SOFR. These obligations are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2024	$10,430	$57,880	$—	$68,310
2025	14,399	76,081	181,583	272,063
2026	15,060	59,096	219,521	293,677
2027	15,751	26,818	37,500	80,069
2028	16,520	13,241	78,824	108,585
2029 and thereafter	102,601	—	—	102,601
Total	$174,761	$233,116	$517,428	$925,305

As of March 31, 2024, the Partnership had entered into various interest rate swap agreements for a total notional amount outstanding of $442.6 million, to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2024, the Partnership receives interest based on SOFR and pays a weighted average interest rate of 2.0% under its interest rate swap agreements, which have an average maturity of approximately 1.7 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2024, the Partnership’s net exposure to floating interest rate fluctuations was approximately $257.7 million based on total interest-bearing contractual obligations of $925.3 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $174.8 million, less interest rate swaps of $442.6 million, and less cash and cash equivalents of $50.2 million.

On January 9, 2024, the loan facility secured by the Dan Sabia was repaid in full with a $10.4 million payment. The Dan Sabia and the Dan Cisne are now debt-free and there are no plans to incur additional borrowings secured by these vessels until such time as the Partnership has better visibility on the vessels’ future employment.

On April 5, 2024, Knutsen Shuttle Tankers 14 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Hilda Knutsen, entered into a new $60 million senior secured term loan facility which is due to replace the existing loan facility secured by the Hilda Knutsen. That existing facility is due to mature with a balloon payment of $58.5 million in May 2024. This refinancing is anticipated to close shortly, following completion of customary closing conditions.

Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK. Given the relationship between the Partnership and Knutsen NYK, any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

Knutsen NYK owns, or has ordered, the following vessels and has entered into the following charters:

1.	In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and commenced on a five-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further ten years.

2.	In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further six years.

3.	In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter for up to a further five years.

4.	In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contact with Eni for operation in North Sea. The charterer has options to extend the charter for up to a further three years.

5.	In August 2022, Sindre Knutsen, was delivered to Knutsen NYK from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter for up to a further five years.

6.	In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

7.	In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.

8.	In February 2024, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels will be built in China and are expected to be delivered over 2026 - 2027.

Outlook

At March 31, 2024, the Partnership’s fleet of eighteen vessels had an average age of 9.9 years, and the Partnership had charters with an average remaining fixed duration of 2.0 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 2.0 years on average. The Partnership had $683 million of remaining contracted forward revenue at March 31, 2024, excluding charterers’ options and excluding contracts agreed or signed after that date.

The market for shuttle tankers in Brazil, where thirteen of our vessels have been operating, has continued to tighten in Q1 2024, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel. While the Dan Cisne and Dan Sabia stand out among the Partnership’s fleet as being of a smaller size than is optimal in today’s Brazilian market, we remain in discussions with our customers and continue to evaluate all our options for the Dan Cisne and Dan Sabia vessels, including but not limited to redeployment in the tightening Brazilian market, deployment to the North Sea, charter to Knutsen NYK (subject to negotiation and approvals) and sale.

Shuttle tanker demand in the North Sea has remained subdued, driven by the impact of COVID-19-related project delays. We expect these conditions to persist for several more quarters until new oil production projects that are anticipated come on stream, most notably the long-anticipated Johan Castberg field in the Barents Sea, which is scheduled to come online during the latter portion of this year.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favourable.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, and position itself to benefit from its market-leading position in an improving shuttle tanker market.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Thursday May 23, 2024 at 9:30 AM (Eastern Time) to discuss the results for Q1 2024. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 871209.

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

May 22, 2024

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Time charter and bareboat revenues	$73,362	$72,039	$62,933
Voyage revenues (1)	2,715	—	7,254
Loss of hire insurance recoveries	—	505	911
Other income	555	485	82
Total revenues	76,632	73,029	71,180
Vessel operating expenses	25,909	25,457	19,443
Voyage expenses and commission (2)	1,635	306	4,696
Depreciation	27,742	27,594	27,729
General and administrative expenses	1,637	1,571	1,650
Total operating expenses	56,923	54,928	53,518
Operating income (loss)	19,709	18,101	17,662
Finance income (expense):
Interest income	828	992	683
Interest expense	(17,465)	(18,101)	(17,369)
Other finance expense	(269)	(176)	(72)
Realized and unrealized gain (loss) on derivative instruments (3)	5,002	(4,806)	(2,310)
Net gain (loss) on foreign currency transactions	(226)	(224)	(136)
Total finance income (expense)	(12,130)	(22,315)	(19,204)
Income (loss) before income taxes	7,579	(4,214)	(1,542)
Income tax benefit (expense)	(141)	(1,068)	245
Net income (loss)	$7,438	$(5,282)	$(1,297)
Weighted average units outstanding (in thousands of units):
Common units	34,045	34,045	34,045
Class B units (4)	252	252	252
General Partner units	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.

(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.

(3)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended
(U.S. Dollars in thousands)	March 31, 2024	December 31, 2023	March 31, 2023
Realized gain (loss):
Interest rate swap contracts	$4,063	$4,141	$3,006
Total realized gain (loss):	4,063	4,141	3,006
Unrealized gain (loss):
Interest rate swap contracts	939	(8,947)	(5,272)
Foreign exchange forward contracts	—	—	(44)
Total unrealized gain (loss):	939	(8,947)	(5,316)
Total realized and unrealized gain (loss) on derivative instruments:	$5,002	$(4,806)	$(2,310)

(4)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of March 31, 2024, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At March 31, 2024	At December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$50,243	$63,921
Amounts due from related parties	1,198	348
Inventories	4,286	3,696
Derivative assets	13,528	13,019
Other current assets	11,565	8,795
Total current assets	80,820	89,779

Long-term assets:
Vessels, net of accumulated depreciation	1,465,229	1,492,998
Right-of-use assets	1,993	2,126
Deferred tax assets	3,990	4,358
Derivative assets	7,660	7,229
Total Long-term assets	1,478,872	1,506,711
Total assets	$1,559,692	$1,596,490

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$6,687	$10,243
Accrued expenses	14,342	14,775
Current portion of long-term debt	89,126	98,960
Current lease liabilities	1,077	982
Income taxes payable	22	44
Prepaid charter	467	467
Amount due to related parties	1,896	2,106
Total current liabilities	113,617	127,577

Long-term liabilities:
Long-term debt	830,508	857,829
Lease liabilities	915	1,144
Deferred tax liabilities	120	127
Deferred revenues	2,219	2,336
Total long-term liabilities	833,762	861,436
Total liabilities	947,379	989,013
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	514,760	510,013
Class B unitholders	3,871	3,871
General partner interest	9,374	9,285
Total partners’ capital	528,005	523,169
Total liabilities and equity	$1,559,692	$1,596,490

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital			Accumulated		Series A
(U.S. Dollars in thousands) Three Months Ended March 31, 2023 and 2024	Common Units	Class B Units	General Partner Units	Other Comprehensive Income (Loss)	Total Partners' Capital	Convertible Preferred Units
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(2,942)	—	(55)	—	(2,997)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at March 31, 2023	$550,095	$3,871	$10,039	$—	$564,005	$84,308

Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income	5,632	—	106	—	5,738	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at March 31, 2024	$514,760	$3,871	$9,374	$—	$528,005	$84,308

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2024	2023
OPERATING ACTIVITIES
Net income (loss) (1)	$7,438	$(1,297)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	27,742	27,729
Amortization of contract intangibles / liabilities	—	(379)
Amortization of deferred revenue	(117)	—
Amortization of deferred debt issuance cost	546	598
Drydocking expenditure	97	(2,905)
Income tax (benefit) expense	142	(245)
Income taxes paid	(23)	(414)
Unrealized (gain) loss on derivative instruments	(939)	5,316
Unrealized (gain) loss on foreign currency transactions	187	(12)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(851)	(525)
Decrease (increase) in inventories	(590)	2,259
Decrease (increase) in other current assets	(2,775)	1,688
Increase (decrease) in trade accounts payable	(3,418)	997
Increase (decrease) in accrued expenses	(434)	(1,253)
Increase (decrease) prepaid charter	—	(1,504)
Increase (decrease) in amounts due to related parties	(209)	(401)
Net cash provided by operating activities	26,796	29,651

INVESTING ACTIVITIES
Additions to vessel and equipment	(70)	(1,430)
Net cash used in investing activities	(70)	(1,430)

FINANCING ACTIVITIES
Repayment of long-term debt	(37,700)	(20,807)
Cash distributions	(2,602)	(2,602)
Net cash used in financing activities	(40,302)	(23,409)
Effect of exchange rate changes on cash	(102)	(40)
Net increase (decrease) in cash and cash equivalents	(13,678)	4,772
Cash and cash equivalents at the beginning of the period	63,921	47,579
Cash and cash equivalents at the end of the period	$50,243	$52,351

(1)	Included in net income (loss) is interest paid amounting to $17.2 million and $16.6 million for the three months ended March 31, 2024 and 2023, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,
(U.S. Dollars in thousands)	March 31, 2024 (unaudited)	December 31, 2023 (unaudited)
Net income (loss)	$7,438	$(5,282)
Interest income	(828)	(992)
Interest expense	17,465	18,101
Depreciation	27,742	27,594
Income tax expense	141	1,068
EBITDA	51,958	40,489
Other financial items (a)	(4,507)	5,206
Adjusted EBITDA	$47,451	$45,695

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;

•	market trends in the production of oil in the North Sea, Brazil and elsewhere;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter- term charters or voyage contracts;

•	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;

•	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	impacts of supply chain disruptions and the resulting inflationary environment;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies, inflation and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	recoveries under KNOT Offshore Partners’ insurance policies;

•	the length and cost of drydocking;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on climate, environmental and safety concerns;

•	the impact of any cyberattack;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2023.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.